SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 5, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the ‘Company’) notifies you as a Material Event that, in its session held on June 5, 2020, the Company’s Annual General Meeting of Shareholders agreed on the following matters:

1.	To appoint the Directors of the Company that will hold office for the period 2020 – 2023:

▪	Antonio Abruña Puyol
▪	Maite Aranzabal Harreguy
▪	Fernando Fort Marie
▪	Alexandre Gouvea
▪	Patricia Lizárraga Guthertz
▪	Raimundo Morales Dasso
▪	Irzio Pinasco Menchelli
▪	Luis Enrique Romero Belismelis

2.	To pay the remuneration of the Board of Directors, as follows: (i) an annual remuneration of US$50,000 to each Director; (ii) an annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp; and (iii) a remuneration of US$1,500 for each session attended by each Director serving on one or more of the Committees of the Board other than the Audit Committee.

3.	To amend the following Bye-laws of the Company:
▪	Bye-law 2.6: to add a final paragraph that refers to the shares that are traded on stock exchanges as is the case of Credicorp.
▪	Bye-law 3.4.2: to add that the instruments which authorize the proxies named by the shareholders to attend the General Shareholders’ Meeting can be received by means of electronic communication.
▪	Bye-laws 4.11: to increase the number of directors from 8 to 9.
▪	Bye-law 4.15: to clarify that notice of a Board Meeting may be made verbally (personally or by telephone), by post, electronic means or other modes that facilitate communication of notice of a Board meeting to allow a Director to participate in a Board meeting by telephone or through any electronic means that allow all participants to communicate with each other simultaneously and instantaneously.
▪	Bye-law 4.16.1: to clarify and confirm that the quorum of a meeting of the Board shall be the majority of Directors.

4.	To appoint Gaveglio Aparicio y Asociados Sociedad de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers in Peru, as external auditors of the Company for the financial year 2020, and to delegate the power to set and approve fees for such audit services to the Board of Director (for further delegation to the Audit Committee thereof).

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative